UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009
Commission File Number 000-52416

CHINAGROWTH SOUTH ACQUISITION CORPORATION

_______________________

1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

Execution of Amendment to Stock Purchase Agreement; Filing of Amended Proxy Statement.

     On January 13, 2009, ChinaGrowth South Acquisition Corporation (“CGSAC”) executed an amendment to the share purchase agreement it entered into with Olympia Media Holdings Limited and filed its amended proxy statement in connection with its upcoming extraordinary general meeting of shareholders to be held on January 23, 2009 to consider and approve, among other things, a proposed business combination with Olympia Media Holdings Limited. The amended proxy statement is being furnished as Exhibit 99.1 to this Report of Foreign Issuer on Form 6-K.

     The information in this Report, including all exhibits, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description
99.1	Amended Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and Proxy Card

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAGROWTH SOUTH ACQUISITION
CORPORATION

Date: January 13, 2009	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Amended Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and Proxy Card